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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449

                          Notice of Exempt Solicitation
                       Submitted pursuant to Rule 14a-6(g)

1.       Name of Registrant:

         Siebel Systems, Inc.

2.       Name of person relying on exemption:

         College Retirement Equities Fund

3.       Address of person relying on the exemption:

         730 Third Avenue, New York, NY 10017

4.       Written materials.  The following written materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund
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Ex. 99.1
LETTER
                                                                       Exhibit 1


TEACHERS INSURANCE AND ANNUITY ASSOCIATION       PETER C. CLAPMAN
COLLEGE RETIREMENT EQUITIES FUND                 Senior Vice President and Chief
730 Third Avenue/New York, NY 10017-3206         Counsel, Corporate Governance
212 490-9000

                                                                    May 27, 2003

Dear Fellow Siebel Systems Shareholder:

         I am writing to you on behalf of the College Retirement Equities Fund
(CREF), a holder of more than 2.4 million shares of common stock in Siebel Systems ("the Company"), which has submitted the shareholder resolution this year requesting that the Company adopt performance-based compensation programs. The Company went to the SEC in an effort to deprive you of your opportunity to vote on this issue, but fortunately the SEC rejected the Company's attempt. We believe that support for our resolution will have a positive long-term effect on the value of your shares and thus urge you to support our resolution and vote "FOR" Proposal 4 on the company's proxy card.

         Our proposal presents a clear question for shareholders. DO YOU WANT A COMPENSATION PLAN THAT TRULY LINKS MANAGEMENT INTERESTS AND YOUR INTERESTS, OR DO YOU WISH TO ACQUIESCE IN THE COMPANY'S CONTINUED RELIANCE ON TRADITIONAL OPTIONS AT AN EXTREMELY HIGH LEVEL?

         As a shareholder in Siebel Systems, you have a vital interest in this issue, because traditional stock options do not effectively align management's interests with your interests as a shareholder. We ask that Siebel adopt an equity policy for future compensation plans that includes intended dilution levels, performance hurdles, holding periods for stock, or other measures that would ensure that executives face real financial risk. Traditional fixed options can reward executives solely because of market changes, not because of true company performance. Transforming the Company's compensation plans to link equity pay to a group of peer companies or a market-based index would provide executives with incentives aligned with your interests as shareholders.

         A policy imposing intended dilution levels is especially important because the Company's program now has the potential to significantly dilute your ownership interests over time. At the end of 2001, Siebel Systems had potential dilution--shares granted and shares available for grant under compensation plans--equal to 77% of total shares outstanding. The IRRC (Investor Responsibility Research Center) reports that the average dilution for all technology companies was 24%, with Siebel's 77% in the top ten for public companies in its use of options for compensation.

         The Company argues that Chairman and CEO Thomas Siebel recently gave back all of the 25,950,000 options that he had been granted since late 1998. Yet, in 2002 alone, Mr. Siebel cashed in options for a gain of over $35 million. For the three years before that, his total realized gain from options was over $311 million. In the final analysis, the real question for shareholders today may be why he had so many option shares, none of which were performance-based, in the
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first place. Even with that option giveback and other actions since late
2001, the Company's potential dilution still recalculates to 69%. It is important to send a clear message for the future.

         The past three years have been an extremely difficult period for Siebel Systems' shareholders, both on absolute and relative measures. We ask that Siebel Systems consider fundamental changes for its future executive compensation plans, including more thoughtful use of equity incentives. Heavy reliance on the use of fixed options is not in the best interests of shareholders.

         Since this issue affects the potential value of your investment, we urge your support for the resolution.

                                                            Very truly yours,


                                                            /s/ Peter C. Clapman


                                                            Peter C. Clapman

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         PLEASE VOTE "FOR" SHAREHOLDER PROPOSAL 4 ON SIEBEL'S PROXY CARD

TIAA-CREF is requesting that you cast your votes FOR shareholder proposal 4 on the proxy card sent out by Siebel Systems for its June 11, 2003, annual meeting. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting.

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